June 22, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: Peggy Kim, Special Counsel

Re:	Gilat Satellite Networks Ltd.
Schedule TO filed June 8, 2009
By KCPS Satellite Communications, Limited Partnership,
KCPS Satellite Holdings Ltd., and
KCPS PE Investment Management (2006) Ltd.
File No. 005-49455

Ladies and Gentlemen:

In connection with the response of KCPS Satellite Communications, Limited Partnership, KCPS Satellite Holdings Ltd. and KCPS PE Investment Management (2006) Ltd. (collectively, the “Bidder Group”) to the comment letter dated June 11, 2009 (the “Comment Letter”), setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), we hereby acknowledge that:

—	The Bidder Group is responsible for the adequacy and accuracy of the disclosure in the filings related to the above-captioned Schedule TO;

—	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings related to the above-captioned Schedule TO; and

—	The Bidder Group may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

KCPS SATELLITE COMMUNICATIONS, LIMITED PARTNERSHIP By: /s/ KCPS SATELLITE HOLDINGS LTD., its General Partner
By: /s/ Gilead Halevy —————————————— Gilead Halevy Director	By: /s/ Gilad Shavit —————————————— Gilad Shavit Director

KCPS SATELLITE HOLDINGS LTD. By: /s/ Gilead Halevy —————————————— Gilead Halevy Director	By: /s/ Gilad Shavit —————————————— Gilad Shavit Director

KCPS PE INVESTMENT MANAGEMENT (2006) LTD. By: /s/ Gilead Halevy —————————————— Gilead Halevy Director	By: /s/ Yitzhak Raab —————————————— Yitzhak Raab CFO and Director